 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K

_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedules

Brunswick Retirement Savings Plan
Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm..........................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)..................................................................13

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP
Chicago, Illinois
June 25, 2009

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments at fair value	$230,276,495	$342,208,377
Employer contributions receivable	4,614	2,039,872
Net assets available for benefits, at fair value	230,281,109	344,248,249
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	221,419	(149,091)
Net assets available for benefits	$230,502,528	$344,099,158

The Notes to Financial Statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Investment income:
Interest and dividends	$5,963,440	$16,245,522
Contributions:
Participants	11,864,495	14,199,565
Rollovers	36,961	117,186
Employer	343,376	2,506,523
Total additions	18,208,272	33,068,796

Deductions
Distributions and withdrawals to participants	36,565,188	36,168,658
Administrative expenses	74,722	56,584
Total deductions	36,639,910	36,225,242

Net depreciation in fair value of investments	(95,140,739)	(11,433,909)
Transfers into the Plan	9,610	55,647
Interplan transfers, net	(33,863)	(3,227,581)
Net decrease in net assets available for benefits	(113,596,630)	(17,762,289)
Net assets available for benefits:
Beginning of year	344,099,158	361,861,447
End of year	$230,502,528	$344,099,158

The Notes to Financial Statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.  Certain amounts previously reported in the 2007 financial statements have been reclassified to conform with the 2008 presentation.

General

The Plan, established by Brunswick Corporation (the Company) effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employment by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan and an annual loan maintenance fee of $25 for the life of the loan.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,500 in 2008 and 2007.

The Company’s basic matching contribution is 5% of pretax deferrals. Additional contributions are granted at the discretion of senior management. The first 6% of pretax contributions is eligible for discretionary matching contributions. Such contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation. Discretionary matching contributions for the year ended December 31, 2007, were $2,034,308.  There were no discretionary matching contributions for the year ended December 31, 2008.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at anytime.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures are used to reduce eligible Plan expenses. Effective December 31, 2008, the Plan was amended to allow the use of forfeited amounts to reduce future Company contributions. Unallocated forfeiture balances as of December 31, 2008 and 2007, were approximately $479,264 and $498,904, respectively, and forfeitures used to reduce eligible Plan expenses for 2008 and 2007 were $3,553 and $2,601, respectively.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Effective January 1, 2006, a participant is not permitted to have more than one loan outstanding at any one time. Any participants with two loans outstanding prior to January 1, 2006, will have both loans grandfathered. After the grandfathered loans are paid off, only one loan is allowed at a time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick sponsored plan basis, the interplan transfers net to zero.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments are recorded when paid.

3. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2008	2007

Common stock	$(16,242,463)	$(19,655,571)
Mutual funds	(78,898,276)	8,221,662
	$(95,140,739)	$(11,433,909)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2008		2007

Brunswick ESOP Common Stock Fund	$	*	$22,637,106
Vanguard 500 Index Fund		38,698,344	68,466,187
Vanguard Morgan Growth Fund		22,029,272	41,918,461
Vanguard Prime Money Market Fund		17,534,632	*
Vanguard Retirement Savings Trust		16,936,777	19,704,135
Vanguard Short-Term Bond Index Fund		17,146,393	19,627,396
Vanguard Total Bond Market Index Fund		16,529,937	*
Vanguard Total International Stock Index Fund		*	24,701,823
Vanguard Wellington Fund Investor Shares		38,087,534	55,386,239
Vanguard Windsor II Fund Investor Shares		*	18,824,846

*Did not meet 5% threshold.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•
Level 1 – Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

•
Level 2 – Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily available pricing sources for comparable instruments.

•
Level 3 – Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at quoted market price of securities held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

Common collective trust fund: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

9

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan investment assets at fair value. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total

Assets
Common stock	$8,903,028	$–	$–	$8,903,028
Mutual funds	199,611,057	–	–	199,611,057
Participant loans	–	–	4,825,633	4,825,633
Common collective trust fund	–	16,936,777	–	16,936,777
Total assets	$208,514,085	$16,936,777	$4,825,633	$230,276,495

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Participant Loans

Balance at January 1, 2008	$5,643,554
Purchases, sales, issuances, and settlements, net	(817,921)
Balance at December 31, 2008	$4,825,633

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

10

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31 2008	December 31 2007
Net assets available for benefits per the financial statements	$230,502,528	$344,099,158
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(221,419)	149,091
Net assets available for benefits per Form 5500	$230,281,109	$344,248,249

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

December 31 2008
Net decrease in net assets available for benefits per the financial statements	$113,596,630
Adjustment from contract value to fair value at beginning of year	149,091
Adjustment from contract value to fair value at end of year	221,419
Net decrease in net assets available for benefits per the Form 5500	$113,967,140

11

Supplemental Schedule

12

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #36-0848180     Plan #154

December 31, 2008

Current
Identity of Issuer	Value

Brunswick ESOP Common Stock Fund*	$8,903,028
Royce Premier Fund*	11,412,016
Vanguard 500 Index Fund*	38,698,344
Vanguard Morgan Growth Fund*	22,029,272
Vanguard Prime Money Market Fund*	17,534,632
Vanguard Retirement Savings Trust*	16,936,777
Vanguard Short-Term Bond Index Fund*	17,146,393
Vanguard Short-Term Corporate Fund*	8,563,761
Vanguard Target Retirement 2005*	1,376,564
Vanguard Target Retirement 2015*	4,039,945
Vanguard Target Retirement 2025*	1,979,066
Vanguard Target Retirement 2035*	349,377
Vanguard Target Retirement 2045*	376,800
Vanguard Target Retirement Inc*	263,126
Vanguard Total Bond Market Index Fund*	16,529,937
Vanguard Total International Stock Index Fund*	11,329,003
Vanguard Wellington Fund Investor Shares*	38,087,534
Vanguard Windsor II Fund Investor Shares*	9,895,287

Participant loans:*
Varying maturities with interest rates ranging from 4% to 8.5%	4,825,633
$230,276,495

*Party-in-interest investments.

13

Financial Statements and Supplemental Schedules

Brunswick Rewards Plan
Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm..........................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)...................................................................15

 Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP

Chicago, Illinois
June 25, 2009

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments at fair value	$476,416,061	$662,241,818
Employer contributions receivable	941,385	28,237,950
Net assets available for benefits, at fair value	477,357,446	690,479,768
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	474,449	(299,651)
Net assets available for benefits	$477,831,895	$690,180,117

The Notes to Financial Statements are an integral part of these statements.

Brunswick Rewards Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Investment income:
Interest and dividends	$12,405,700	$28,218,864
Contributions:
Participants	29,073,523	23,978,985
Rollovers	1,059,223	2,488,554
Employer	16,096,669	45,363,336
Total additions	58,635,115	100,049,739

Deductions
Distributions and withdrawals to participants	84,952,658	61,345,056
Administrative expenses	258,994	125,648
Total deductions	85,211,652	61,470,704

Net depreciation in fair value of investments	(186,089,209)	(5,141,796)
Transfer from Brunswick Rewards Plan with
Variable Profit Sharing	–	84,894,746
Transfers into the Plan	283,661	75,028
Other interplan transfers, net	33,863	6,727,644
Net (decrease) increase in net assets available for benefits	(212,348,222)	125,134,657
Net assets available for benefits:
Beginning of year	690,180,117	565,045,460
End of year	$477,831,895	$690,180,117

The Notes to Financial Statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.  Certain amounts previously reported in the 2007 financial statements have been reclassified to conform with the 2008 presentation.

Effective December 28, 2007, the Brunswick Rewards Plan with Variable Profit Sharing was merged into the Plan and approximately $84.9 million of assets were transferred into the Plan.

General

The Plan, established by Brunswick Corporation (the Company) effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Effective January 1, 2006, new employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can increase, decrease, or cancel their deferrals at any time.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split.  The Plan also charges an administrative fee of $30 to initiate a loan and an annual loan maintenance fee of $25 for the life of the loan.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company-matching contributions), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can increase, decrease, or cancel their deferrals at any time.

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,500 in 2008 and 2007.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

Effective January 1, 2008, the Company makes an annual variable profit-sharing contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company. Profit-sharing contributions are invested in accordance with the participant’s investment elections.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant must be employed with the Company on the last business day of the plan year in order to be eligible for variable profit sharing or have met certain other requirements at the discretion of the Company. Variable profit-sharing contributions may not exceed 9% of compensation for the plan year. Variable profit sharing for the year ended December 31, 2007, was $14,943,171.  No profit sharing was paid for the year ended December 31, 2008.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the years ended December 31, 2008 and 2007, $0.9 million and $5.1 million, respectively, relating to the true-ups of certain participant accounts were contributed to the plan.  The current year true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Forfeitures

Forfeitures are used to reduce eligible Plan expenses. Effective December 31, 2008, the Plan was amended to allow the use of forfeited amounts to reduce future Company contributions. Unallocated forfeiture balances as of December 31, 2008 and 2007, were approximately $922,240 and $784,452, respectively, and forfeitures used to reduce eligible Plan expenses for 2008 and 2007 were $16,246 and $244,240, respectively.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than one loan outstanding at any one time. Any participants with two loans outstanding prior to January 1, 2006, will have both loans grandfathered. After the grandfathered loans are paid off, only one loan is allowed at a time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Other Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, an interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick-sponsored plan basis, the other interplan transfers net to zero.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

3. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2008	2007

Common stock	$(17,539,997)	$(19,523,824)
Mutual funds	(168,549,212)	14,382,028
	$(186,089,209)	$(5,141,796)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2008	2007

Royce Premier Fund	$32,286,853	$47,341,791
Vanguard 500 Index Fund	57,910,528	99,953,622
Vanguard Morgan Growth Fund	42,448,114	78,018,423
Vanguard Prime Money Market Fund	27,709,687	*
Vanguard Retirement Savings Trust	36,291,541	39,602,521
Vanguard Short-Term Bond Index Fund	36,740,699	39,448,286
Vanguard Total Bond Market Index Fund	33,900,853	*
Vanguard Total International Stock Index Fund	32,355,755	65,666,959
Vanguard Wellington Fund Investor Shares	75,712,229	111,921,868
Vanguard Windsor II Fund Investor Shares	*	35,820,838

*Did not meet 5% threshold.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•
Level 1 – Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

•
Level 2 – Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily available pricing sources for comparable instruments.

•
Level 3 – Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at quoted market price of securities held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

Common collective trust fund: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan investment assets at fair value. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total

Assets
Common stock	$10,900,422	$–	$–	$10,900,422
Mutual funds	414,736,579	–	–	414,736,579
Participant loans	–	–	14,487,519	14,487,519
Common collective trust fund	–	36,291,541	–	36,291,541
Total assets	$425,637,001	$36,291,541	$14,487,519	$476,416,061

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Participant Loans

Balance at January 1, 2008	$17,759,577
Purchases, sales, issuances, and settlements, net	(3,272,058)
Balance at December 31, 2008	$14,487,519

Brunswick Rewards Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31 2008	December 31 2007
Net assets available for benefits per the financial statements	$477,831,895	$690,180,117
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(474,449)	299,651
Net assets available for benefits per Form 5500	$477,357,446	$690,479,768

Brunswick Rewards Plan

Notes to Financial Statements (continued)

7. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

December 31 2008
Net decrease in net assets available for benefits per the financial statements	$212,348,222
Adjustment from contract value to fair value at beginning of year	299,651
Adjustment from contract value to fair value at end of year	474,449
Net decrease in net assets available for benefits per the Form 5500	$213,122,322

Supplemental Schedule

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

 EIN #36-0848180          Plan #170

December 31, 2008

Current
Identity of Issuer	Value

Brunswick ESOP Common Stock Fund*	$10,900,422
Royce Premier Fund*	32,286,853
Vanguard 500 Index Fund*	57,910,528
Vanguard Asset Allocation Fund*	2,825
Vanguard Morgan Growth Fund*	42,448,114
Vanguard Prime Money Market Fund*	27,709,687
Vanguard Retirement Savings Trust*	36,291,541
Vanguard Short-Term Bond Index Fund*	36,740,699
Vanguard Short-Term Corporate Fund*	18,350,132
Vanguard Target Retirement 2005*	1,033,223
Vanguard Target Retirement 2015*	6,674,351
Vanguard Target Retirement 2025*	10,714,761
Vanguard Target Retirement 2035*	9,458,234
Vanguard Target Retirement 2045*	8,444,958
Vanguard Target Retirement Inc*	1,291,105
Vanguard Total Bond Market Index Fund*	33,900,853
Vanguard Total International Stock Index Fund*	32,355,755
Vanguard Wellington Fund Investor Shares*	75,712,229
Vanguard Windsor II Fund Investor Shares*	19,702,272

Participant loans:*
Varying maturities with interest rates ranging from 4% to 10%	14,487,519
$476,416,061

*Party-in-interest investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
(Name of plans)

By: BRUNSWICK CORPORATION
as Aministrator of the Plans

Date: June 25, 2009	By:	/s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Statement in Lieu of Consent of Independent Public Accountants